Exhibit 1.1

Articles of Association Marine Harvest ASA
Last amended 26 March 2015

§ 1
The name of the company is Marine Harvest ASA. The company is a public limited company.

§ 2
The registered office of the company shall be in Bergen municipality.

§ 3
The object of the company is production, refinement, sale and distribution of seafood and goods used in seafood production, either directly or through participation in other companies and hereto-related activities.

§ 4
The share capital is NOK 3 375 642 390 divided into 450 085 652 shares at a nominal value of NOK 7.5 each.

§ 5
The board of directors shall consist of 6 to 12 members. The board members shall be elected for a period of two years. The chairman and the vice chairman of the board shall be elected by the shareholders’ meeting.

§ 6
The company shall have a nominating committee consisting of three members which shall be elected by the shareholders’ meeting. The Chairman of the nomination committee shall be elected by the shareholders’ meeting. The nominating committee shall be elected for a period of two years. The nominating committee shall submit its recommendations to the shareholders’ meeting. The nominating committee’s recommendation shall also include recommendations regarding remuneration to the members of the board. The shareholders’ meeting may resolve directives for the nominating committee’s work.

§ 7
The signature of the company is held by the CEO and chairman of the board jointly or by two board members jointly.

The board may grant power of procuration.

§ 8
The agenda of an ordinary shareholders’ meeting shall include:

1.	The board's annual report.

2.	Approval of financial statement and balance sheet.

3.	Allocation of profit or coverage of deficit in accordance with the declared dividend and balance sheet.

4.	Other matters which according to law or the company's articles of association shall be decided by the shareholders' meeting and are mentioned in the summons

§ 9
When documents concerning matters to be discussed at the general meeting are made available to the shareholders on the Company’s website, the requirement in the Public Companies Act that such documents shall be sent to the shareholders shall not apply. This also applies to documents which, according to law, shall be included or enclosed to the notice of the general meeting. A shareholder may nonetheless request hard copies of such documents to be sent to him. The Company cannot claim any form of compensation for sending the documents to the shareholders.

§ 10
The provisions of the Companies Act, as they may from time to time be amended, shall apply.